_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 49 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 7.   Certain Negotiations and Transactions by the Subject
          Company.

     Item 7 is hereby amended and supplemented to add the following:

     Representatives of the Company met with representatives of Western Resources on November 15, 1996, regarding the Western Resources Offer. As part of its continuing evaluation of alternatives to create value for its shareholders, representatives of the Company have agreed to meet again in the near future with representatives of Western Resources. There can be no assurance that any discussions at this meeting will result in any transaction being recommended, authorized, or consummated. The Company will not be commenting further on any discussion unless there is a material development.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 129 Press release jointly issued by KCPL and Western Resources on November 15, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  November 18, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                          Page

Exhibit 129    Press release jointly issued by KCPL and Western
               Resources on November 15, 1996

                                                      Exhibit 129



FOR IMMEDIATE RELEASE
November 15, 1996


KCPL MEDIA CONTACTS:               WESTERN RESOURCES
Pam Levetzow                       MEDIA CONTACT:
816/556-2926                       Michel' J. Philipp
Phyllis Desbien                    913/575-1927
816/556-2903                       news@wstrnres.com
KCPL INVESTOR CONTACT:             WESTERN RESOURCES
David Myers                        INVESTOR CONTACT:
816/556-2312                       Rick Kready
                                   913/575-8226


     KANSAS CITY POWER & LIGHT COMPANY AND WESTERN RESOURCES
                      ISSUE JOINT STATEMENT


     Kansas City Power & Light (NYSE:  KLT) and Western

Resources, Inc. (NYSE:  WR) announced today that representatives of their respective boards and managements met on Friday,

November 15.

     They had a cordial discussion regarding the proposed

transaction between the two companies and agreed to meet again in the near future.

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